UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                                       SECURITIES EXCHANGE ACT OF 1934

         (Mark One)

         [ X  ]   ANNUAL  REPORT  PURSUANT  TO SECTION  15(d) OF THE  SECURITIES
                  EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the Fiscal year ended December 31, 1999

         [    ]   TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from               to                     .
                                        -------------    ------------------

                         Commission file number 1-12381

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Deferred Compensation Plan of Linens 'n Things, Inc.


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Linens 'n Things, Inc.
                                 6 Brighton Road
                                Clifton, NJ 07015

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.


                              Required Information



A.   Financial Statements                                               Page No.
                                                                        --------

     Independent Auditors' Report                                           3

     Statements of Financial Condition
       as of December 31, 1999 and 1998                                     4-5

     Statements of Income and Changes in Plan Equity, with
       Fund Information, for the Years Ended December 31, 1999,
       1998 and 1997                                                        6-12

     Notes to Financial Statements                                         13-22

B.   Exhibits


     23.  Independent Accountants' Consent                                 24

                          Independent Auditors' Report



Compensation Committee
Linens 'n Things, Inc.
Deferred Compensation Plan of
Linens 'n Things, Inc.:

We have audited the accompanying statements of financial condition of the Deferred Compensation Plan of Linens 'n Things, Inc. (the "Plan") as of December 31, 1999 and 1998, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition as of December 31, 1999 and 1998 and the income and changes in plan equity for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the changes in plan equity for each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP



New York, New York
May 25, 2000

                                                   Linens 'n Things, Inc.
                                                 Deferred Compensation Plan

                                              Statements of Financial Condition

                                                                                         December 31, 1999  December 31, 1998
                                                                                         ------------------ ------------------
Assets:

Alliance Premier Growth A Fund (cost $876,795 in 1999)                                      $ 998,119             $    0

Davis New York Venture Fund (cost $825,070 in 1999)                                           930,373                  0

Janus Invet 20 Fund (cost $583,362 in 1999)                                                   840,375                  0

Dreyfus Appreciation Fund (cost $770,874 in 1999)                                             821,985                  0

American Century Income & Growth Fund (cost $702,912 in 1999)                                 806,581                  0

Baron Asset Fund (cost $460,708 in 1999)                                                      529,298                  0

Oakmark Fund (cost $620,995 in 1999)                                                          503,575                  0

Franklin Small Cap Growth Fund (cost $170,987 in 1999)                                        248,135                  0

Linens 'n Things, Inc. Common Stock Fund (cost $296,817 in 1999 and $19 in 1998)              194,429                 19

Common Stock Fund (cost $67,391 in 1999)                                                       64,724                  0

Putnam International Growth Fund (cost $45,079 in 1999)                                        64,548                  0

BT Investment International Equity Fund (cost $37,614 in 1999)                                 50,800                  0

Dreyfus Founders Passport Fund (cost $23,095 in 1999)                                          32,350                  0

Gabelli Growth Fund (cost $21,735 in 1999)                                                     25,722                  0

Strong Government Securities Fund (cost $23,775 in 1999 and $42,918 in 1998)                   23,806             42,918

Liberty Stein Roe Capital Opportunities Fund (cost $20,574 in 1999)                            22,840                  0

Prudential Equity Fund (cost $20,874 in 1999)                                                  18,900                  0

Stein Roe Growth and Income Fund (cost $15,174 in 1999)                                        18,704                  0

Montgomery Short Duration Government Bond Fund (cost $16,036 in 1999)                          16,907                  0

American Century Value Fund (cost $13,482 in 1999)                                             15,975                  0

Neuberger & Berman Genesis Fund (cost $11,896 in 1999 and $1,153,484 in 1998)                  13,093          1,153,484

Franklin International Fund (cost $9,244 in 1999)                                              10,964                  0

Strong Schafer Value Fund (cost $10,838 in 1999)                                               10,124                  0




                                                   Linens 'n Things, Inc.
                                                 Deferred Compensation Plan

                                        Statements of Financial Condition, continued

                                                                                         December 31, 1999  December 31, 1998
                                                                                         ------------------ ------------------

Rainier Small/Mid Cap Equity Fund (cost $5,987 in 1999)                                    $    7,899         $        0

Prudential Jennison Growth Fund (cost $6,317 in 1999)                                           7,531                  0

PBHG Emerging Growth Fund (cost $3,186 in 1999)                                                 5,956                  0

Royce Pennsylvania Mutual Investors Fund (cost $4,738 in 1999)                                  4,870                  0

Command Money Market Fund (cost $4,985 in 1999 and $27,087 in 1998)                             4,779             27,087

Janus Flexible Income Fund (cost $3,133 in 1999)                                                2,982                  0

Strong International Bond Fund (cost $3,134 in 1999)                                            2,896                  0

Lazard Equity Portfolio Fund (cost $1,649 in 1999)                                              1,603                  0

Prudential Money Mart Assets Fund (cost $851 in 1999)                                             851                  0

T. Rowe Price Blue Chip Growth Fund (cost $2,162,648 in 1998)                                       0          2,162,648

Scudder Value Fund (cost $1,240,677 in 1998)                                                        0          1,240,677

Warburg Pincus Emerging Growth Fund (cost $431,042 in 1998)                                         0            431,042
                                                                                         ------------------ ------------------
Total investments                                                                           6,301,694          5,057,875

Contributions receivable - participants                                                         9,909             10,531
                                                                                         ------------------ ------------------
Total plan equity                                                                          $6,311,603         $5,068,406
                                                                                         ================== ==================


The accompanying notes are an integral part of these financial statements.


                             LINENS 'N THINGS, INC.
                           DEFERRED COMPENSATION PLAN

      Statement of Income and Changes in Plan Equity, with Fund Information

                          Year ended December 31, 1999


                                               Alliance        Davis                         Dreyfus         American
                                               Premier        New York      Janus Invet    Appreciation   Century Income
                                            Growth A Fund   Venture Fund       20 Fund         Fund       & Growth Fund
                                            -------------   ------------    -----------    -------------  ----------------

Additions to plan equity attributed to:
   Investment income:
     Dividend income .....................   $    12,553    $   1,974       $   1,806       $   4,145    $   8,611
     Net realized gain (loss) ............           310          516             --              185        1,405
     Net unrealized appreciation
       (depreciation) in fair value
       of investments ....................       123,623       89,858         296,021          41,259       79,794

   Contributions .........................       165,049      165,741         104,652         128,524      127,899
   Transfers among funds .................       701,351      677,357         437,896         652,162      606,911
                                             -----------    ---------       ---------       ---------    ---------
          Total additions ................     1,002,886      935,446         840,375         826,275      824,620

Deductions from plan equity attributed to:

   Distributions .........................           --           --              --              --           --
   Transfers among funds .................        (4,767)      (5,073)            --           (4,290)     (18,039)
                                             -----------    ---------       ---------       ---------    ---------
         Total deductions ................        (4,767)      (5,073)            --           (4,290)     (18,039)
                                             -----------    ---------       ---------       ---------    ---------
Net increase (decrease) in plan equity....       998,119      930,373         840,375         821,985      806,581

Plan equity at beginning of year .........           --           --              --              --           --
                                             -----------    ---------       ---------       ---------    ---------
Plan equity at end of year ...............   $   998,119    $ 930,373       $ 840,375       $ 821,985    $ 806,581
                                             ===========    =========       =========       =========    =========



                                                                                            Linens 'n
                                                                          Franklin Small   Things, Inc.
                                             Baron Asset     Oakmark        Cap Growth     Common Stock
                                                Fund           Fund            Fund            Fund
                                             -----------  -----------  -----------------   ---------------
Additions to plan equity attributed to

   Investment income:
     Dividend income .....................   $     --     $  20,066        $     238        $     --
     Net realized gain (loss) ............          63      (33,401)           7,771              --
     Net unrealized appreciation
       (depreciation) in fair value
       of investments ....................      50,106      (44,171)          57,425         (102,388)

   Contributions .........................      85,772      104,652           30,477          296,817
   Transfers among funds .................     393,971      553,014          201,204              --
                                             ---------    ---------        ---------        ---------
          Total additions ................     529,912      600,160          297,115          194,429

Deductions from plan equity attributed to:

   Distributions .........................         --           --               --               --
   Transfers among funds .................        (614)     (96,585)         (48,980)             (19)
                                             ---------    ---------        ---------        ---------
         Total deductions ................        (614)     (96,585)         (48,980)             (19)
                                             ---------    ---------        ---------        ---------
Net increase (decrease) in plan equity....     529,298      503,575          248,135          194,410

Plan equity at beginning of year .........         --           --               --                19
                                             ---------    ---------        ---------        ---------
Plan equity at end of year ...............   $ 529,298    $ 503,575        $ 248,135        $ 194,429
                                             =========    =========        =========        =========


The accompanying notes are an integral part of these financial statements.


                             LINENS 'N THINGS, INC.
                           DEFERRED COMPENSATION PLAN

      Statement of Income and Changes in Plan Equity, with Fund Information

                     Year ended December 31, 1999, continued


                                                                            BT
                                                            Putnam       Investment    Dreyfus
                                               Common       Inter-        Inter-      Founders     Gabelli
                                                Stock      national      national     Passport     Growth
                                                Fund      Growth Fund  Equity Fund     Fund         Fund
                                                ----      -----------  -----------    --------     -------

Additions to plan equity attributed to:
   Investment income:
     Dividend income .....................   $     --     $   1,111    $     --    $  1,829   $     745
     Net realized gain (loss) ............      22,860        9,929        6,622        --        5,508
     Net unrealized appreciation
       (depreciation) in fair value
       of investments ....................      (2,667)      15,134       13,186     13,008       5,805

   Contributions .........................         --        22,720       39,427     11,212       9,857
   Transfers among funds .................     221,928      105,476      128,912      6,301      80,085
                                             ---------    ---------    ---------   --------   ---------
          Total additions ................     242,121      154,370      188,147     32,350     102,000

Deductions from plan equity attributed to:

   Distributions .........................         --           --           --         --          --
   Transfers among funds .................    (177,397)     (89,822)    (137,347)       --      (76,278)
                                             ---------    ---------    ---------   --------   ---------
         Total deductions ................    (177,397)     (89,822)    (137,347)       --      (76,278)
                                             ---------    ---------    ---------   --------   ---------

Net increase (decrease) in plan equity....      64,724       64,548       50,800     32,350      25,722

Plan equity at beginning of year .........         --           --           --         --          --
                                             ---------    ---------    ---------   --------   ---------
Plan equity at end of year ...............   $  64,724    $  64,548    $  50,800   $ 32,350   $  25,722
                                             =========    =========    =========   ========   =========


                                                           Liberty
                                              Strong       Stein Roe             Stein Roe
                                            Government      Capital   Prudential  Growth and
                                            Securities  Opportunities   Equity    Income
                                               Fund         Fund         Fund      Fund
                                               ----         ----         ----      ----

Additions to plan equity attributed to:
   Investment income:
     Dividend income .....................   $  1,463    $    --    $    250   $    199
     Net realized gain (loss) ............       (635)      2,136        --         510
     Net unrealized appreciation
       (depreciation) in fair value
       of investments ....................     (1,245)      7,197        173      1,787

   Contributions .........................     19,564      11,912      3,822     10,658
   Transfers among funds .................     21,689      15,300     14,655     15,364
                                             --------    --------   --------  ---------
          Total additions ................     40,836      36,545     18,900     28,518

Deductions from plan equity attributed to:

   Distributions .........................        --          --         --         --
   Transfers among funds .................    (59,948)    (13,705)       --      (9,814)
                                             --------    --------   --------  ---------
         Total deductions ................    (59,948)    (13,705)       --      (9,814)
                                             --------    --------   --------  ---------

Net increase (decrease) in plan equity....    (19,112)     22,840     18,900     18,704

Plan equity at beginning of year .........     42,918         --         --         --
                                             --------    --------   --------   --------
Plan equity at end of year ...............   $ 23,806    $ 22,840   $ 18,900   $ 18,704
                                             ========    ========   ========   ========


The accompanying notes are an integral part of these financial statements.



                             LINENS 'N THINGS, INC.
                           DEFERRED COMPENSATION PLAN

      Statement of Income and Changes in Plan Equity, with Fund Information

                     Year ended December 31, 1999, continued


                                             Montgomery
                                               Short        American     Neuberger &   Franklin     Strong
                                              Duration      Century       Berman        Inter-      Schafer
                                             Government      Value       Genesis       national      Value
                                             Bond Fund       Fund          Fund         Fund         Fund
                                             ---------       ----          ----         ----         ----

Additions to plan equity attributed to:
   Investment income:
     Dividend income .....................   $    978    $  1,483    $        68    $    130    $    102
     Net realized gain (loss) ............       (150)      1,495            530       2,959         --
     Net unrealized appreciation
       (depreciation) in fair value
       of investments.....................       (407)     (2,386)         1,197       1,831        (714)

   Contributions .........................     13,285      16,722          9,204       7,316       5,261
   Transfers among funds .................     12,445       9,421          6,594      15,780       5,475
                                             --------    --------    -----------    --------    ---------
          Total additions ................     26,151      26,735         17,593      28,016      10,124

Deductions from plan equity attributed to:

   Distributions .........................        --          --             --          --          --
   Transfers among funds .................     (9,244)    (10,760)    (1,157,984)    (17,052)        --
                                             --------    --------    -----------    --------    ---------
         Total deductions ................     (9,244)    (10,760)    (1,157,984)    (17,052)        --
                                             --------    --------    -----------    --------    ---------
Net increase (decrease) in plan equity....     16,907      15,975     (1,140,391)     10,964      10,124

Plan equity at beginning of year .........        --          --       1,153,484         --          --
                                             --------    --------    -----------    --------    ---------
Plan equity at end of year ...............   $ 16,907    $ 15,975    $    13,093    $ 10,964    $ 10,124
                                             ========    ========    ===========    ========    =========



                                             Rainier       Prudential
                                          Small/Mid Cap     Jennison     PBHG Emerging
                                           Equity Fund     Growth Fund    Growth Fund
                                           -----------     -----------    -----------
Additions to plan equity attributed to:
   Investment income:
     Dividend income .....................  $   --          $   146       $   --
     Net realized gain (loss) ............      --              --            --
     Net unrealized appreciation
       (depreciation) in fair value
       of investments.....................    1,912           1,384         2,962

   Contributions .........................    4,928           1,571         2,464
   Transfers among funds .................    1,059           4,430           530
                                            -------         -------       -------
          Total additions ................    7,899           7,531         5,956

Deductions from plan equity attributed to:

   Distributions .........................     --               --            --
   Transfers among funds .................     --               --            --
                                            -------         -------       -------
         Total deductions ................     --               --            --
                                            -------         -------       -------
Net increase (decrease) in plan equity....    7,899           7,531         5,956

Plan equity at beginning of year .........     --               --            --
                                            -------         -------       -------
Plan equity at end of year ...............  $ 7,899         $ 7,531       $ 5,956
                                            =======         =======       =======



The accompanying notes are an integral part of these financial statements.



                             LINENS 'N THINGS, INC.
                           DEFERRED COMPENSATION PLAN

      Statement of Income and Changes in Plan Equity, with Fund Information

                     Year ended December 31, 1999, continued


                                          Royce
                                       Pennsylvania     Command          Janus          Strong
                                          Mutual         Money          Flexible    International    Lazard Equity
                                      Investors Fund  Market Fund     Income Fund     Bond Fund     Portfolio Fund
                                      --------------  -----------     -----------     ---------     --------------

Additions to plan equity attributed to:

   Investment income:
     Dividend income .....................   $   125    $     185    $    543         $    142         $     19
     Net realized gain (loss) ............       224         --          (413)            (502)           4,906
     Net unrealized appreciation
       (depreciation) in fair value
       of investments ....................       313         --          (156)            (239)              49

   Contributions .........................     3,025         --         3,497            5,816            6,103
   Transfers among funds .................     3,296      959,252       8,493           10,593           66,210
                                             -------    ---------    --------         --------         --------
          Total additions ................     6,983      959,437      11,964           15,810           77,287

Deductions from plan equity attributed to:

   Distributions .........................      --       (954,469)       --               --               --
   Transfers among funds .................    (2,113)     (27,276)     (8,982)         (12,914)         (75,684)
                                             -------    ---------    --------         --------         --------
         Total deductions ................    (2,113)    (981,745)     (8,982)         (12,914)         (75,684)
                                             -------    ---------    --------         --------         --------
Net increase (decrease) in plan equity....     4,870      (22,308)      2,982            2,896            1,603

Plan equity at beginning of year .........      --         27,087        --               --               --
                                             -------    ---------    --------         --------         --------
Plan equity at end of year ...............   $ 4,870    $   4,779    $  2,982         $  2,896         $  1,603
                                             =======    =========    ========         ========         ========



                                                           Robertson
                                           Prudential      Stephens        Invesco        Target Large
                                           Money Mart      Growth &        Select           Cap Value
                                           Assets Fund    Income Fund    Income Fund          Fund
                                           -----------    -----------    -----------      -------------
Additions to plan equity attributed to:
   Investment income:
     Dividend income .....................  $ 138            $  --        $     29           $      68
     Net realized gain (loss) ............    --                37             (59)              2,965
     Net unrealized appreciation
       (depreciation) in fair value
       of investments ....................    713               --              --                 630

   Contributions .........................    --               374             730               3,435
   Transfers among funds .................    --                --             530              32,338
                                            -----            ------       ---------          ---------

          Total additions ................    851              411           1,230              39,436

Deductions from plan equity attributed to:

   Distributions .........................    --                --              --                  --
   Transfers among funds .................    --              (411)         (1,230)            (39,436)
                                            -----            ------       ---------          ----------
         Total deductions ................    --              (411)         (1,230)            (39,436)
                                            -----            ------       ---------          ----------
Net increase (decrease) in plan equity....    851               --              --                  --

Plan equity at beginning of year .........    --                --              --                  --
                                            -----            ------       ---------          ----------
Plan equity at end of year ...............  $ 851            $  --        $     --           $      --
                                            =====            ======       =========          ==========



The accompanying notes are an integral part of these financial statements.



                             LINENS 'N THINGS, INC.
                           DEFERRED COMPENSATION PLAN

      Statement of Income and Changes in Plan Equity, with Fund Information

                          Year ended December 31, 1999


                                                                                          T. Rowe
                                            Prudential    Prudential      Prudential       Price         Scudder
                                            Small Cap    Mid Cap Value     Emerging      Blue Chip        Value
                                               Fund          Fund        Growth Fund    Growth Fund       Fund
                                            ----------- ---------------- ------------- -------------- -------------
Additions to plan equity attributed to:

   Investment income:
     Dividend income .....................  $    --         $ --         $    --     $       --     $        --
     Net realized gain (loss) ............      5,160          84           7,268            --              --
     Net unrealized appreciation
       (depreciation) in fair value
       of investments ....................       --           --              --             --              --

   Contributions .........................      3,051         745           3,052            --              --
   Transfers among funds .................     33,447         --           32,339            --              --
                                            ---------       -----        --------    -----------    ------------

          Total additions ................     41,658         829          42,659            --              --

Deductions from plan equity attributed to:

   Distributions .........................       --           --              --             --              --
   Transfers among funds .................    (41,658)       (829)        (42,659)    (2,162,648)    (1,240,677)
                                            ---------       -----        --------    -----------    -----------

         Total deductions ................    (41,658)       (829)        (42,659)    (2,162,648)    (1,240,677)
                                            ---------       -----        --------    -----------    -----------

Net increase (decrease) in plan equity....       --           --              --      (2,162,648)    (1,240,677)

Plan equity at beginning of year .........       --           --              --       2,162,648      1,240,677
                                            ---------       -----        --------    -----------    -----------

Plan equity at end of year ...............  $    --         $ --         $    --     $       --     $        --
                                            =========       =====        ========    ===========    ===========




                                           Warburg Pincus   Contributions
                                              Emerging      receivable-       Total Plan
                                            Growth Fund     participants         Equity
                                            -----------     ------------     ------------
Additions to plan equity attributed to:
   Investment income:
     Dividend income .....................   $    --      $    --            $    59,146
     Net realized gain (loss) ............        --           --                 48,283
     Net unrealized appreciation
       (depreciation) in fair value
       of investments ....................        --           --                650,994

   Contributions .........................        --         9,909             1,439,243
   Transfers among funds .................        --           --              6,035,808
                                             ---------    --------           -----------
          Total additions ................        --         9,909             8,233,474

Deductions from plan equity attributed to:

   Distributions .........................        --           --               (954,469)
   Transfers among funds .................    (431,042)    (10,531)           (6,035,808)
                                             ---------    --------           ------------
         Total deductions ................    (431,042)    (10,531)           (6,990,277)
                                             ---------    --------           ------------

Net increase (decrease) in plan equity....    (431,042)       (622)            1,243,197

Plan equity at beginning of year .........     431,042      10,531             5,068,406
                                             ---------    --------           ------------
Plan equity at end of year ...............   $    --      $  9,909           $ 6,311,603
                                             =========    ========           ============



The accompanying notes are an integral part of these financial statements.



                             LINENS 'N THINGS, INC.
                           DEFERRED COMPENSATION PLAN

      Statement of Income and Changes in Plan Equity, with Fund Information

                          Year ended December 31, 1998


                                                                                             Neuberger
                                               Linens 'n                                         &
                                              Things, Inc.  T. Rowe Price      Scudder         Berman      Warburg Pincus
                                              Common Stock    Blue Chip         Value         Genesis         Emerging
                                                  Fund       Growth Fund         Fund           Fund         Growth Fund
                                           ------------------------------ ---------------------------------------------------
Additions to plan equity attributed to:

   Investment income:
     Dividend income .....................   $       --     $     7,916    $     9,668    $     9,628    $      44
     Net realized gain (loss) ............       464,610        622,209         38,450         70,451      (37,438)
     Net unrealized (depreciation)
       appreciation  in fair value of
       investments .......................      (485,901)      (186,228)        70,300       (206,292)      46,123

   Contributions .........................     1,979,735            --             --             --           --
   Transfers among funds .................        22,774        525,775         98,932        296,648        8,859
                                             -----------    -----------    -----------    -----------    ----------
          Total additions ................     1,981,218        969,672        217,350        170,435       17,588

Deductions from plan equity attributed to:

   Distributions .........................    (1,733,699)           --             --             --           --
   Transfers among funds .................    (1,696,897)       (39,578)        (8,801)       (39,180)         --
                                             -----------    -----------    -----------    -----------    ----------
         Total deductions ................    (3,430,596)       (39,578)        (8,801)       (39,180)         --
                                             -----------    -----------    -----------    -----------    ----------
Net (decrease) increase in plan equity....    (1,449,378)       930,094        208,549        131,255       17,588

Plan equity at beginning of year .........     1,449,397      1,232,554      1,032,128      1,022,229      413,454
                                             -----------    -----------    -----------    -----------    ----------
Plan equity at end of year ...............   $        19    $ 2,162,648    $ 1,240,677    $ 1,153,484    $ 431,042
                                             ===========    ===========    ===========    ===========    ==========



                                                Strong
                                              Government   Money        Contributions
                                              Securities   Market        receivable-
                                                 Fund       Fund        participants         Total
                                              ----------   -----        ------------         -----
Additions to plan equity attributed to:
                                                                             >
   Investment income:
     Dividend income .....................   $  4,156       $       713   $    --       $     32,125
     Net realized gain (loss) ............      4,354               --         --          1,162,636
     Net unrealized (depreciation)
       appreciation  in fair value of
       investments .......................     (1,741)              --         --           (763,739)

   Contributions .........................        --            744,705     10,531         2,734,971
   Transfers among funds .................     22,283         1,583,774        --          2,559,045
                                             --------         ---------   --------      ------------
          Total additions ................     29,052         2,329,192     10,531         5,725,038

Deductions from plan equity attributed to:

   Distributions .........................        --         (1,583,774)       --         (3,317,473)
   Transfers among funds .................    (56,258)         (718,331)       --         (2,559,045)
                                             ---------       -----------  ---------     ------------

         Total deductions ................    (56,258)       (2,302,105)       --         (5,876,518)
                                             ---------       -----------  ---------     ------------

Net (decrease) increase in plan equity....    (27,206)           27,087     10,531          (151,480)

Plan equity at beginning of year .........     70,124               --         --          5,219,886
                                             ---------      ------------  ---------     ------------
Plan equity at end of year ...............   $ 42,918       $    27,087   $ 10,531      $  5,068,406
                                             =========      ============  =========     ============



The accompanying notes are an integral part of these financial statements.


                             LINENS 'N THINGS, INC.
                           DEFERRED COMPENSATION PLAN

      Statement of Income and Changes in Plan Equity, with Fund Information

                          Year ended December 31, 1997


                                                                                          Neuberger
                                             Linens 'n                                        &
                                            Things, Inc.  T. Rowe Price      Scudder        Berman      Warburg Pincus
                                            Common Stock    Blue Chip         Value        Genesis         Emerging
                                                 Fund       Growth Fund        Fund           Fund         Growth Fund
                                           -------------  --------------- ------------  -------------   --------------
Additions to plan equity attributed to:

   Investment income:
     Dividend income .....................   $       --    $      6,083    $    10,275    $       --     $     --
     Net realized (loss) gain ............          (258)       168,183         70,646         60,188       24,514
     Net unrealized appreciation
          (depreciation) in fair
          value of investments ...........       485,900        186,228        (70,299)       206,292      (46,123)

   Contributions .........................       977,097      1,148,256         60,679        326,167        6,671

   Transfers among funds .................           --         814,450        960,827        608,014      428,392
                                             -----------   ------------    -----------    -----------    ---------
          Total additions ................     1,462,739      2,323,200      1,032,128      1,200,661      413,454

Deductions from plan equity attributed to:

   Distributions .........................       (13,342)       (46,044)           --         (10,509)         --

   Transfers among funds .................           --      (1,044,602)           --        (167,923)         --
                                             -----------   ------------    -----------    -----------    ---------
         Total deductions ................       (13,342)    (1,090,646)           --        (178,432)         --
                                             -----------   ------------    -----------    -----------    ---------
Net increase in plan equity ..............     1,449,397      1,232,554      1,032,128      1,022,229      413,454

Plan equity at beginning of year .........           --             --             --             --           --
                                             -----------   ------------    -----------    -----------    ---------
Plan equity at end of year ...............   $ 1,449,397   $  1,232,554    $ 1,032,128    $ 1,022,229    $ 413,454
                                             ===========   ============    ===========    ===========    =========



                                               Strong
                                             Government         Money
                                             Securities        Market
                                                Fund            Fund          Total
                                                ----            ----          -----
Additions to plan equity attributed to:
   Investment income:
     Dividend income .....................   $   5,896    $    30,321    $     52,575
     Net realized (loss) gain ............       3,745         (2,496)        324,522
     Net unrealized appreciation
          (depreciation) in fair
          value of investments ...........       1,741           --           763,739

   Contributions .........................     163,084      3,101,951       5,783,905

   Transfers among funds .................      69,939      1,382,681       4,264,303
                                             ---------    -----------    ------------
          Total additions ................     244,405      4,512,457      11,189,044

Deductions from plan equity attributed to:

   Distributions .........................      (4,125)    (1,630,835)     (1,704,855)

   Transfers among funds .................    (170,156)    (2,881,622)     (4,264,303)
                                             ---------    -----------    ------------
         Total deductions ................    (174,281)    (4,512,457)     (5,969,158)
                                             ---------    -----------    ------------
Net increase in plan equity ..............      70,124           --         5,219,886

Plan equity at beginning of year .........        --             --              --
                                             ---------    -----------    ------------
Plan equity at end of year ...............   $  70,124    $      --      $  5,219,886
                                             =========    ===========    ============


The accompanying notes are an integral part of these financial statements.

                         DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                          Notes to Financial Statements



1.       Description of the Plan

         The following brief description of the Deferred Compensation Plan of Linens 'n Things, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

         General

         The Plan is sponsored by Linens 'n Things, Inc., (the "Company"). The Plan was established to enable key employees of the Company to defer compensation, including stock and stock denominated awards, for personal income tax purposes. The participant directed, non-qualified Plan was adopted on December 30, 1996 and is treated as a plan maintained for a select group of management or highly compensated individuals under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is not taxable as a separate entity under the Internal Revenue Code.

         Eligibility and Vesting

         The Plan covers key employees, as designated by the Company. Participation is voluntary and participants can elect to make contributions to the Plan. Participants are 100% vested in their own deferrals to the Plan at all times.

         Participant Accounts

         An account is maintained for each participant in the Plan which shows the participant's separate interest in each investment fund of the Plan. Each participant shall elect the allocation of contributions to specific funds within the Plan. The participant's account is credited, as of the end of each month, with the amount of deferred compensation contributed and the appropriate investment income or loss of each fund.

         Participants are eligible for distribution of their benefits in cash or Company common stock (if the participant has invested in Company common stock) upon retirement, death, termination of service, in the event of a designated change of control of the Company, election (subject to penalty), and in the event of immediate unexpected financial needs of the participant subject to approval of the Compensation Committee, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code. In the event of a change in control, payments in settlement of a participant's account shall be made within fifteen business days following such change in control.

         Grantor Trust

         The Plan is intended to constitute an unfunded plan for deferred compensation purposes. Participants rely solely on the unsecured promise of the Company for plan payments. However, the Company established a Grantor (Rabbi) Trust (the "Trust") to hold assets which may be used to satisfy its obligations under the Plan. The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as grantor, and the trustee, Prudential Trust Company. Effective January 1, 1999, the trustee of the Plan was changed from Bank of New York to Prudential Trust Company and the Plan assets as of December 31, 1998 of $5,068,406 were transferred to Prudential Trust Company.

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                    Notes to Financial Statements, continued



2.       Summary of Significant Accounting Policies

         a)       Basis of Presentation

                  The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

         b)       Investments

                  The Plan's investments consist of mutual funds, money market funds and a Company common stock fund. The Plan's investments are presented at their fair market values based on quoted market prices. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the first-in, first-out method.


3.       Plan Termination

         Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, all sums credited to individual accounts would be distributed to participants.


4.       Administrative Expenses

         All administrative costs of the Plan are borne by the Company.


5.       Use of Estimates and Concentration of Risks

         In preparing the Plan's financial statements, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to present these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

6.       Investments

         A description of the Plan's investments for the years ended December 31, 1999, 1998 and 1997 are as follows:

         Alliance Premier Growth A Fund - This fund seeks long-term growth of capital. The fund normally invests at least 85% of assets in domestic equities including stocks, convertibles, and warrants. The portfolio typically holds 40 stocks, 25 of which usually constitute approximately 70% of assets.

         American Century Income & Growth Fund - This fund seeks dividend growth, current income, and capital appreciation. The fund invests primarily in common stocks selected from a universe of the 1,500 largest companies traded in the United States.

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                    Notes to Financial Statements, continued



         American Century Value Fund - This fund seeks long-term capital appreciation. Income is secondary. The fund usually invests at least 80% of assets in equity securities issued by well-established medium and large-size companies.

         Baron Asset Fund - This fund seeks capital appreciation. The fund invests in companies with market capitalizations between $100 million and $2 billion that the advisor believes have undervalued assets or favorable growth prospects.

         Command Money Market Fund - This money market fund seeks capital preservation and current income.

         Davis New York Venture Fund - This fund seeks growth of capital. The fund invests primarily in equities issued by companies with market capitalization of at least $250 million, though it may also hold securities of smaller companies.

         BT Investment International Equity Fund - This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equities issued by companies domiciled in at least three foreign countries. It may invest in securities of emerging market countries.

         Dreyfus Appreciation Fund - This fund seeks long-term growth consistent with the preservation of capital; current income is secondary. The fund invests primarily in common stocks of domestic and foreign issues, common stocks with warrants attached, and debt securities of foreign governments.

         Dreyfus Founders Passport Fund - This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities trading on foreign markets and issued by companies that are either domiciled outside the U.S., or that derive at least one third of assets in companies with market capitalizations of $550 million or less.

         Franklin International Fund - This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equity securities trading on foreign markets and issued by companies that are either domiciled outside the U.S., or that derive at least 50% of their revenue or pretax income from activities outside the U.S.

         Franklin Small Cap Growth Fund - This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equity issues of companies that have market capitalization of less than $1 billion. It seeks to invest at least one third of assets in companies with market capitalizations of $550 million or less.

         Gabelli Growth Fund - This fund seeks capital appreciation; current income is a secondary consideration. The fund invests in a diversified portfolio of readily marketable common stocks and convertibles. It invests primarily in securities that management believes to be undervalued and have favorable prospects for earnings growth.

         Invesco Select Income Fund - This fund seeks a high level of current income. The fund normally invests at least 90% of assets in bonds and marketable debt of established companies, and in government and municipal issues. It normally invests at least 50% of assets in investment-grade securities.

         Janus Flexible Income Fund - This fund seeks total return, primarily through income, consistent with capital preservation. The fund ordinarily invests at least 80% of assets in income-producing securities. It may purchase domestic and foreign corporate or government securities of any credit rating or maturity.

         Janus Invet 20 Fund - This fund seeks capital appreciation consistent with preservation of capital. The fund invests primarily in a concentrated portfolio of between 20 and 30 stocks. The fund is non-diversified.

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                    Notes to Financial Statements, continued


         Lazard Equity Portfolio Fund - This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities. It typically invests in companies with market capitalizations of at least $250 million that management judges to be undervalued relative to the productivity of their equity and/or assets.

         Liberty Stein Roe Capital Opportunities Fund - This fund seeks long-term capital appreciation. The fund invests primarily in equity securities, though it may put up to 35% of assets in debt securities. It may invest in securities of established companies, as well as those of smaller companies that may benefit from new products, technological developments, or management changes.

         Linens 'n Things, Inc. Common Stock Fund -- This fund consists of the Company's common stock.

         Montgomery Short Duration Government Bond Fund - This fund seeks total return consistent with capital preservation. The fund normally invests at least 65% of assets in U.S. government obligations.

         Neuberger Berman Genesis Fund - This fund seeks capital appreciation. The fund invests primarily in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

         Oakmark Fund - This fund seeks long-term capital appreciation. The fund principally invests in United States securities. It may invest up to 25% of assets in foreign securities.

         PBHG Emerging Growth Fund - This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in common stocks of U.S. companies with capitalizations or revenues of up to $500 million.

         Prudential Emerging Growth Fund - This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equities issued by small and mid-sized U.S. companies, with market capitalizations ranging between $500 million and $4.5 billion.

         Prudential Equity Fund - This fund seeks long-term growth of capital. The fund invests primarily of common stocks of major, established companies. It may also invest in preferred stocks, convertibles, and debt securities.

         Prudential Jennison Growth Fund - This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion.

         Prudential Mid Cap Value Fund - This fund seeks long-term capital growth. The fund normally invests at least 65% of assets in equity securities of mid capitalization companies that the advisor believes to be undervalued.

         Prudential Money Mart Assets Fund - This money market fund seeks capital preservation and current income.

         Prudential Small Cap Fund - This fund seeks capital growth. The fund invests primarily in common stocks selected for their low valuations relative to the companies' earnings, assets, cash flow, and dividends. Although the fund may invest in companies of any size, it typically focuses on companies with market capitalizations of less than $1.5 billion.

         Putnam International Growth Fund - This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of companies located outside of the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued.

         Rainier Small/Mid Cap Equity Fund - This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equities issued by companies with small and medium market capitalizations.

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                    Notes to Financial Statements, continued


         Robertson Stephens Growth & Income Fund - This fund seeks long term total return. The fund invests primarily in equity and debt securities. Management intends to focus on common stocks issued by companies with market capitalizations of $3 billion or less, but may also invest in larger companies. Investments may include preferred stocks, convertible securities, bonds, and notes.

         Royce Pennsylvania Mutual Investors Fund - This fund seeks long-term growth of capital; income is incidental. The fund normally invests at least 65% of assets in common stocks and convertible securities issued by companies with market capitalizations under $1 billion.

         Stein Roe Growth and Income Fund - This fund seeks capital growth and current income. The fund invests primarily in equity securities issued by companies with market capitalizations in excess of $1 billion. Its investments may include common stocks, preferred stocks, convertible securities, and warrants or rights to purchase common stocks.

         Strong Government Securities Fund -- The fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The fund invests primarily in higher quality bonds issued by the U.S. government or its agencies.

         Strong International Bond Fund - This fund seeks total return. The fund normally invests at least 65% of assets in investment-grade debt securities of issuers in at least three foreign countries. It may invest up to 35% of assets in securities rated below investment-grade, but no lower than C.

         Strong Schafer Value Fund - This fund seeks long-term capital appreciation; current income is a secondary consideration. The fund invests primarily in common stocks of established companies. In selecting securities, management focuses on companies that it believes to have strong financial positions and low stock market valuations relative to their intrinsic investment values.

         Target Large Cap Value Fund - This fund seeks total return consisting of capital appreciation and dividend income. The fund normally invests at least 80% of assets in common stocks and convertible securities; it invests at least 65% of assets in dividend-paying common stocks. It invests at least 65% of assets in common stocks issued by companies with large market capitalizations.

         T. Rowe Price Blue Chip Growth Fund -- The fund's objective is long-term capital growth. The fund's strategy is to invest primarily in common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries.

         Scudder Value Fund -- The fund seeks long-term growth of capital through investment in equity securities that the fund considers undervalued in the marketplace. The fund invests in common stocks, preferred stocks, and securities convertible into common stocks. It invests primarily in the equity securities of medium-to-large-sized U.S. companies with annual revenues or market capitalization of at least $600 million.

         Warburg Pincus Emerging Growth Fund -- The fund seeks maximum capital appreciation. The fund invests in U.S. equity securities of emerging growth companies. Emerging growth companies are small or medium sized companies that have passed their start-up phase, show positive earnings, and offer the potential for accelerated earnings growth.

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                    Notes to Financial Statements, continued



         At December 31, 1999 and 1998, there were 17 and 13 participants in the Plan, respectively. The following table summarized the number of participants in each fund at December 31, 1999 and 1998:


                                                                           Number of Participants
Fund                                                                  12/31/99                12/31/98
-----------------------------------------------------------------------------------------------------------------
Alliance Premier Growth A Fund                                           16                       0
Davis New York Venture Fund                                              15                       0
Janus Invet 20 Fund                                                      1                        0
Dreyfus Appreciation Fund                                                11                       0
American Century Income & Growth Fund                                    11                       0
Baron Asset Fund                                                         9                        0
Oakmark Fund                                                             1                        0
Franklin Small Cap Growth Fund                                           10                       0
Linens 'n Things, Inc. Common Stock Fund                                 3                        1
Common Stock Fund                                                        1                        0
Putnam International Growth Fund                                         16                       0
BT Investment International Equity Fund                                  8                        0
Dreyfus Founders Passport Fund                                           3                        0
Gabelli Growth Fund                                                      2                        0
Strong Government Securities Fund                                        3                        3
Liberty Stein Roe Capital Opportunities Fund                             4                        0
Prudential Equity Fund                                                   1                        0
Stein Roe Growth and Income Fund                                         3                        0
Montgomery Short Duration Government Bond Fund                           1                        0
American Century Value Fund                                              7                        0
Neuberger & Berman Genesis Fund                                          2                        9
Franklin International Fund                                              4                        0
Strong Schafer Value Fund                                                2                        0
Rainier Small/Mid Cap Equity Fund                                        1                        0
Prudential Jennison Growth Fund                                          3                        0
PBHG Emerging Growth Fund                                                1                        0
Royce Pennsylvania Mutual Investors Fund                                 1                        0
Command Money Market Fund                                                11                       3
Janus Flexible Income Fund                                               2                        0
Strong International Bond Fund                                           1                        0
Lazard Equity Portfolio Fund                                             1                        0
Prudential Money Mart Assets Fund                                        1                        0
T. Rowe Price Blue Chip Growth Fund                                      0                       11
Scudder Value Fund                                                       0                        8
Warburg Pincus Emerging Growth Fund                                      0                        3


                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                    Notes to Financial Statements, continued


         The aggregate costs, aggregate proceeds from sales and the net realized gains (losses) by fund for the years ended December 31, 1999, 1998 and 1997 were as follows:


                                                                1999 Dispositions

                                                                                                                      Net Realized
         Fund                                                                   Cost                Proceeds           Gain (Loss)
         ----                                                              ----------------     ----------------     ---------------
         T. Rowe Price Blue Chip Growth Fund                                  $2,162,648           $2,162,648               $     0

         Scudder Value Fund                                                    1,240,677            1,240,677                     0

         Neuberger & Berman Genesis Fund                                       1,157,454            1,157,984                   530

         Warburg Pincus Emerging Growth Fund                                     431,042              431,042                     0

         BT Investment International Equity Fund                                 130,725              137,347                 6,622

         Oakmark Fund                                                            129,986               96,585              (33,401)

         Common Stock Fund                                                       154,537              177,397                22,860

         Putnam International Growth Fund                                         79,893               89,822                 9,929

         Lazard Equity Portfolio Fund                                             70,778               75,684                 4,906

         Gabelli Growth Fund                                                      70,770               76,278                 5,508

         Franklin Small Cap Growth Fund                                           41,209               48,980                 7,771

         Prudential Small Cap Fund                                                36,498               41,658                 5,160

         Target Large Cap Value Fund                                              36,470               39,435                 2,965

         Prudential Emerging  Growth Fund                                         35,391               42,659                 7,268

         Command Money Market Fund                                                27,277               27,277                     0

         Strong Government Securities Fund                                        60,583               59,948                 (635)

         American Century Income & Growth Fund                                    16,634               18,039                 1,405

         Franklin International Fund                                              14,093               17,052                 2,959

         Liberty Stein Roe Capital Opportunities Fund                             11,569               13,705                 2,136

         Strong International Bond Fund                                           13,416               12,914                 (502)



                                                        DEFERRED COMPENSATION PLAN OF
                                                            LINENS 'N THINGS, INC.

                                             Notes to Financial Statements, continued
                                                                                                             Net Realized
         Fund                                                          Cost                Proceeds           Gain (Loss)
         ----                                                     ----------------     ----------------     ---------------
         Janus Flexible Income Fund                                 $     9,395          $     8,982             $   (413)

         Montgomery Short Duration Government Bond Fund                   9,394                9,244                 (150)

         Stein Roe Growth and Income Fund                                 9,304                9,814                   510

         American Century Value Fund                                      9,265               10,760                 1,495

         Davis New York Venture Fund                                      4,557                5,073                   516

         Alliance Premier Growth A Fund                                   4,457                4,767                   310

         Dreyfus Appreciation Fund                                        4,105                4,290                   185

         Royce Pennsylvania Mutual Investors Fund                         1,889                2,113                   224

         Invesco Select Income Fund                                       1,287                1,228                  (59)

         Prudential Mid Cap Value Fund                                      745                  829                    84

         Baron Asset Fund                                                   551                  614                    63

         Robertson Stephens Growth & Income Fund                            374                  411                    37

         Linens 'n Things, Inc. Common Stock Fund                            19                   19                     0
                                                                    -----------          -----------             ----------
                                                                    $ 5,976,992          $ 6,025,275             $  48,283
                                                                    ===========          ===========             ==========



                                                        DEFERRED COMPENSATION PLAN OF
                                                            LINENS 'N THINGS, INC.

                                             Notes to Financial Statements, continued


                                                                1998 Dispositions


                                                                                                                      Net Realized
         Fund                                                                   Cost                Proceeds           Gain (Loss)
         ----
                                                                           ----------------     ----------------     ---------------
         Linens 'n Things, Inc. Common Stock Fund                             $2,966,260           $3,430,870              $464,610

         T. Rowe Price Blue Chip Growth Fund                                   1,607,073            2,229,282               622,209

         Scudder Value Fund                                                    1,256,095            1,294,545                38,450

         Neuberger & Berman Genesis Fund                                       1,149,039            1,219,490                70,451

         Warburg Pincus Emerging Growth Fund                                     468,436              430,998              (37,438)

         Strong Government Securities Fund                                        95,705              100,059                 4,354

         Money Market Fund                                                        27,086               27,086                     -
                                                                           ----------------     ----------------     ---------------

                                                                              $7,569,694           $8,732,330            $1,162,636
                                                                           ================     ================     ===============



                                                                1997 Dispositions


                                                                                                                    Net Realized
         Fund                                                             Cost                 Proceeds             Gain (Loss)
         ----
                                                                    -------------------    -------------------    ------------------
         Linens 'n Things, Inc. Common Stock Fund                           $ 13,601                $ 13,343              $  (258)

         T. Rowe Price Blue Chip Growth Fund                                 923,477               1,091,660               168,183

         Scudder Value Fund                                                        -                  70,646                70,646

         Neuberger & Berman Genesis Fund                                     130,213                 190,401                60,188

         Warburg Pincus Emerging Growth Fund                                       -                  24,514                24,514

         Strong Government Securities Fund                                   170,534                 174,279                 3,745

         Money Market Fund                                                 2,749,899               2,747,403               (2,496)
                                                                    -------------------    -------------------    ------------------

                                                                          $3,987,724              $4,312,246             $ 324,522
                                                                    ===================    ===================    ==================


                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Deferred Compensation Committee (which is the administrative committee for the Compensation Committee of the Board of Directors of the Company) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                          Deferred Compensation Plan of
                                          Linens 'n Things, Inc.
                                          Deferred Compensation Committee

                                             BRIAN D. SILVA
Dated:  June 28, 2000                  By:_______________________
                                          Brian D. Silva
                                          Senior Vice President, Human Resources
                                          and Corporate Secretary and Member of
                                          the Deferred Compensation Committee